4

Follow-Up Materials

06013124

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ungava Minerals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

FILE NO. 82- 4436 FISCAL YEAR 11-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/4/06

82-4436

ARLS
11-30-05

SUPPL

UNGAVA MINERALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED NOVEMBER 30, 2005 AND 2004

Wasserman Ramsay
Chartered Accountants

5140 Yonge Street, Suite 2250, Toronto, Ontario, Canada M2N 6L7
Tel. (416) 226-4631 Fax (416) 226-9562
email: wram@wassermanramsay.ca

AUDITOR'S REPORT

To the Shareholders of
Ungava Minerals Corp.:

We have audited the consolidated balance sheets of Ungava Minerals Corp. as at November 30, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Wasserman Ramsay
Chartered Accountants

Toronto, Ontario
March 14, 2006

UNGAVA MINERALS CORP.

CONSOLIDATED BALANCE SHEETS - MAY 31, 2005

	2005	2004
ASSETS		
Current		
Cash	$ 1,116	$ 583
Prepaid expenses	11,826	2,811
G.S.T. Receivable	5,266	11,751
	18,208	15,145
Mineral resource properties *(Note 3)*	61,819	61,819
	$ 80,027	$ 76,964
LIABILITIES		
Current:		
Accounts payable and accrued liabilities *(Note 4)*	$ 315,934	$ 539,519
Due to related parties *(Note 4)*	1,973,208	1,754,298
	2,289,142	2,293,817
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 5)*	3,712,744	3,712,744
Deficit	(5,921,859)	(5,929,597)
	(2,209,115)	(2,216,853)
	$ 80,027	$ 76,964

See Status of Operations Note 1

Approved on behalf of the Board

"David Hynes"
David Hynes, Director

"Lorne Albaum"
Lorne Albaum, Director

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED NOVEMBER 30, 2005 AND 2004

	2005	2004
Expenses:		
Professional fees *(Note 7)*	$ (81,254)	$ 254,039
Operating, administrative and general *(Note 4)*	73,516	111,582
	(7,738)	365,621
Net income (loss) for the year	$ 7,738	$ (365,621)
Income (loss) per share basic and diluted	$ -	$ (0.020)
Weighted average number of shares outstanding	18,296,610	18,296,610

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED NOVEMBER 30, 2005 AND 2004

	2005	2004
Deficit, beginning of year	$ (5,929,597)	$ (5,563,976)
Net income (loss) for the year	7,738	(365,621)
Deficit, end of year	$ (5,921,859)	$ (5,929,597)

The accompanying notes form an integral part of these consolidated financial statements

UNGAVA MINERALS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, 2005 AND 2004

	2005	2004
Cash provided by (used in) the following activities:		
Operations:		
Net income (loss) for the year	$ 7,738	$ (365,621)
Net change in non-cash working capital items *(Note 9)*	(226,115)	149,769
	(218,377)	(215,852)
Investing:		
Expenditures on mineral resource properties	-	(406)
Financing:		
Advance from related parties	218,910	150,220
Net change in cash during the year	533	(66,038)
Cash, beginning of year	583	66,621
Cash, end of year	$ 1,116	$ 583

The accompanying notes form an integral part of these consolidated financial statements

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. As at November 30, 2005 the Company has a working capital deficiency of $2,270,934 (2004 - $2,278,672). The Company has been able to discharge its liabilities by securing cash advances from a former director (see note 4). The Company is dependent on a continuation of these advances in order to continue to pay its bills as they come due until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

The financial statements of Ungava Minerals Corp. [the "Company"] have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

(a) Mining interests and deferred exploration expenditures:

The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct administrative expenditures, if any) until such time as they are brought into production or are deemed economically unfeasible. Upon commencement of commercial production, the cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(c) Financial instruments:

The Company's financial instruments recognized in the balance sheet consists of amounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

(d) Stock-based compensation plan:

The Company has a stock-based compensation plan. The CICA Handbook, Section 3870, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments for goods and or services. The Section requires that awards of stock be measured at fair value. As required by the Handbook Section, effective December 1, 2004 the Company has adopted this policy and this change is reflected in the current year financial statements.

The Company uses the Black-Scholes Option pricing model to determine fair value of each stock-option on the date of the grant. The value of stock options issued to directors, employees and service providers is expensed as Stock-Based Compensation and is credited to Contributed Surplus.

(e) Income taxes:

The Company account for income taxes under the asset and liability method. Under this method, current income taxes are recognized for the estimated taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future year for tax purposes that are likely to be realized.

2. Summary of significant accounting policies (Continued):

(f) Net loss per share:

The loss per share has been calculated using the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share are calculated by utilizing the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options that are "in the money" would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

(g) Reclamation and Closure Costs

Effective January 1, 2004, the Company adopted CICA 3110, "Asset Retirement Obligations" which requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The estimates used in the valuations are based primarily on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

An obligation has not been recorded with respect to asset retirement obligations (i.e. environmental remediation) for the Company's mineral resource properties. This is based on the fact that the mining and processing activities that give rise to the legal obligation have not yet occurred and/or the environmental disturbance which has occurred is not yet significant.

(h) Fair value of long-lived assets:

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

3. Mineral resource property:

	2005	2004
Interest in mineral rights to approximately 170 sq.km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 61,819	$ 61,819

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec ("Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The Company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian earned up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non-contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty, which Canadian may purchase for $1,500,000.

The Property is subject to an aggregate of a 2% net smelter returns royalty.

4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a former director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses is $24,000 (2004 -$96,000) in management and consulting expense related to this agreement. This agreement ended effective February 28, 2005.

b) The amounts due to related parties include loans due to a former director and individuals and entities related to the former director on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

c) Included in accounts payable is $25,140 (2004 - $25,140) due to a director of the Company for reimbursement of expenses and legal fees.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance as at November 30, 2005 and 2004	18,296,610	$ 3,712,744

6. Stock options:

The Company's options outstanding for the years then ended is presented below:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	300,000	3 years

7. Settlement of Debt:

The Company settled legal fees of approximately $186,372 due to a legal firm for $67,500 during the current year. Included in professional fees is a reversal of legal fees related to this settlement.

8. Income taxes:

The Company has available approximately $3.5 Million in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2006 to 2010.

The Company does not have any material temporary taxable or deductible differences.

9. Supplemental cash flow information:

Net change in non-cash working capital:

	2005	2004
Prepaid expenses	$ (9,015)	$ (995)
GST receivable	6,485	29,549
Accounts payable and accrued liabilities	(223,585)	121,215
	$ (226,115)	$ 149,769

Ungava Minerals Corp.
Management discussion and analysis of financial statements
For the year ended November 30, 2005
March 29, 2006

Overall Performance

The following discussion and analysis, dated March 29, 2006, should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto for the years ended November 30, 2005 and 2004 which have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overview

For the year ended November 30, 2005, the Company's cash position increased from $583 at November 30, 2004 to $1,116 at November 30, 2005. The Company will require additional capital in order to fund its general working capital and for operations.The Company carried out no capital raising activities during the year ended November 30, 2005. Working capital for the company has been provided by loans from a previous director.

Selected Annual Information

	Year ended November 30, 2005	Year ended November 30, 2004	Year ended November 30, 2003
Revenue	$ -	$ -	$ -
Net income (loss)	7,738	(365,621)	(757,519)
Net loss per share			
- basic and diluted	-	(0.02)	(0.04)
Total assets	80,027	76,694	171,150
Working capital deficiency	(2,270,934)	(2,278,672)	(1,912,645)
Capital stock	3,712,744	3,712,744	3,712,744
Deficit	(5,921,859)	(5,929,597)	(5,563,976)

Results of Operations - Year ended November 30, 2005 compared to the year ended November 30, 2004

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. For the year ended November 30, 2005 the Company had income of $7,738 compared to a loss of $365,621 for the year ended November 30, 2004. The income was as a result of the reversal of professional fees due which were settled for a lesser amount. The Company generated no revenue.

Results of Operations - Quarter ended November 30, 2005 compared to the quarter ended November 30, 2004

For the quarter ended November 30, 2005 the Company had a loss of $74,368 compared to a loss of $109,258 for the quater ended November 30, 2004. The expenses consisted mainly of professional fees. The Company generated no revenue.

Summary of Quarterly Results

	Nov 30 2005	Aug 30 2005	May 31 2005	Feb 29 2005	Nov 30 2004	Aug 30 2004	May 31 2004	Feb 29 2004
Net income (loss)	(74,368)	(1,277)	114,644	(31,262)	(109,258)	(62,882)	(106,034)	(87,447)
Net loss per share								
-basic and diluted	(0.01)	-	0.01	-	(0.01)	-	(0.01)	-

Related Party Balances

The amounts due to related parties include loans due to a former director and individuals and entities related to the former director on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand. At November 30, 2005 these advances amounted to $1,973,208 (November 30, 2004 -$1,754,298).

Liquidity and Capital Resources

At November 30, 2005 the Company had a working capital deficiency in the amount $2.27 million compared to a working capital deficiency in the amount of $2.28 million at November 30, 2004. The Company's continued existence is dependent on the financial support of certain related parties until the Company can acquire a viable business, and cash generated from operations or share financings.

Risk and Uncertainties

There can be no certainty that the economical recoverable mineral reserves will be found in the mineral property in which the Company has an interest..

At present, the Company has no business, no source of operating funds and is dependent on related parties in order to pay its bills as they come due.

The Company is in need of working capital and is investigating various options. It is unknown at this time what success the Company will have.

The Company is relying on further cash advances from related parties for operating capital until such time as a viable business is acquired

Outlook

The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production therefrom.

Outstanding Share Data
Common shares and convertible securities outstanding at March 29, 2006 were:

Security	Expiry Date	Exercise Price	Securities Outstanding	Common Shares on Exercise
Common shares	n/a	n/a	18,296,610	18,296,610
Options	n/a	n/a	300,000	300,000

FORM 52 – 109F2

Certification of Annual Filings

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the fiscal year ended November 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 30th day of March, 2006.

"Lorne Albaum"

____

Lorne Albaum
President and Person standing in place of Chief Executive Officer
Ungava Minerals Corp.

FORM 52 – 109F2

Certification of Annual Filings

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the fiscal year ended November 30, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 30th day of March, 2006.

"Lorne Albaum"

____

Lorne Albaum
President and Person standing in place of Chief Financial Officer
Ungava Minerals Corp.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: UNGAVA MINERALS CORP.
Participation Fee for the
Financial Year Ending: November 30, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X
Market value of class or series =

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =

Total fee payable in accordance with Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable ________
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	(5,921,859)
Contributed surplus	Nil
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	3,712,744

Long term debt (including the current portion)	1,973,208
Capital leases (including the current portion)	Nil
Minority or non-controlling interest	Nil
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) Accounts payable and accrued liabilities	315,934
Any other item forming part of shareholders' equity and not set out specifically above	N/A
Total Capitalization	80,027
Total Fee payable pursuant to Appendix A of the Rule	$1,000

Reduction for transitional fee owing (see section 2.8 of the Rule)

Total Fee Payable 1000 x 8 Number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________